Exhibit 99.58

FORM 1A

APPLICATION LETTER

High Street Capital Partners, LLC

366 Madison Avenue
New York, NY

September 17, 2018

Canadian Securities Exchange
220 Bay Street

9th Floor
Toronto, Ontario
M5J 2W4

Dear Sirs/Mesdames:

Re:	Qualification for Listing of Applied Inventions Management Corp. (the “Prospective Issuer”)

High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“Acreage Holdings”) has entered into a letter of intent with the Prospective Issuer in respect of a proposed reverse take-over transaction (the “Transaction”) pursuant to which the parties have agreed, among other things, to form a business combination and work together to list the subordinate voting shares of the Prospective Issuer (upon closing of the Transaction, the “Resulting Issuer”) on the Canadian Securities Exchange.

Acreage Holdings (on behalf of the Prospective Issuer) hereby applies to have the subordinate voting shares of the Resulting Issuer (the “Subordinate Voting Shares”) qualified for listing on the Canadian Securities Exchange.

There are currently 388,435 Class A Subordinate Voting Shares (which will be reclassified as the Subordinate Voting Shares of the Resulting Issuer) and 7,839,599 Class B Multiple Voting Shares (which will be subdivided and converted into Subordinate Voting Shares of the Resulting issuer on a one and one-half (1.5) for one (1) basis) currently issued and outstanding of the Prospective Issuer.

Acreage Holdings kindly requests reservation of the ticker symbols listed below in order of preference for the Subordinate Voting Shares:

1.	ACRG
2.	AHI

3.	ACR

Please find enclosed a cheque representing the non-refundable portion of the application fee of $3,500 plus HST/GST.

The balance of the documentation required in connection with the listing application for Subordinate Voting Shares of the Resulting Issuer will follow in due course.

Yours very truly,

High Street Capital Partners, LLC

Per:	(signed) “Glen Leibowitz”
Name: Glen Leibowitz
Title: Chief Financial Officer